Filed by Inergy, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inergy Holdings, L.P.

Commission File No.: 001-34663

The following email from John J. Sherman, the President and Chief Executive Officer of Inergy, L.P. and Inergy Holdings, L.P., was distributed to employees on August 9, 2010:

Subject: Organizational Announcement

Good morning,

Some of you may have already seen this morning’s announcement from Inergy, L.P. (“NRGY”) and Inergy Holdings, L.P. (“NRGP”) that will result in the merger of the two partnerships into one single, streamlined entity. NRGY took the steps to merge into one company to improve its competitive position for the future. The details of the transaction can be found in the press release and presentation materials on our website at www.inergylp.com.

There will be some extra work for our legal team and some of our financial people as we go through the process to finalize the transaction, but for most of us, it should be business as usual. It is important that we stay focused on what we do best–delivering outstanding customer service, operating effectively and safely, and executing for our investors.

This is an exciting transaction that we expect will provide tremendous long-term benefits to the company by:

•	Decreasing NRGY’s cost of capital, through the elimination of the incentive distribution rights, which will improve our competitive position when pursuing growth opportunities;

•	Attracting a broader investor base to a single, larger entity with more access to capital;

•	Preserving NRGY’s balance sheet strength through an equity exchange transaction; and

•	Increasing investor transparency by simplifying the ownership structure.

The combination of NRGY and NRGP will create a single company with a $6 billion enterprise value, and it will continue to rank among the top-performing MLP’s in the sector.

I want to thank each of you for your contribution to making the company what it is today, and more importantly, I look forward to working with you on where we can take Inergy in the future.

John

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Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and related transactions between Inergy, L.P. (“Inergy”) and Inergy Holdings, L.P. (“Holdings”) will be submitted to the unitholders of Holdings for their consideration. Inergy will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Holdings that also constitutes a prospectus of Inergy. Inergy and Holdings also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HOLDINGS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Inergy and Holdings once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Inergy will be available free of charge on Inergy’s website at www.inergylp.com under the tab “Investor Relations” then select “Inergy, L.P.” or by contacting Inergy’s investor relations administrator at (816) 842-8181. Copies of the documents filed with the SEC by Holdings will be available free of charge on Holdings’ website at www.inergylp.com under the tab “Investor Relations” then select “Inergy Holdings, L.P.” or by contacting Holdings’ investor relations administrator at (816) 842-8181.

Inergy, Holdings and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Holdings in connection with the proposed transaction. Information about the directors and executive officers of Inergy is set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which was filed with the SEC on November 30, 2009. Information about the directors and executive officers of Holdings is set forth in its Annual Report on Form 10-K for the fiscal year ended September 30, 2009, which was filed with the SEC on November 30, 2009. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Inergy’s and Holdings’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Inergy’s and Holdings’ expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by Holdings unitholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Inergy and Holdings and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required Holdings unitholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, weather conditions; price and availability of propane, and the capacity to transport to market areas; the ability to pass the wholesale cost of propane through to customers; costs or difficulties related to the integration of the business of Inergy and its acquisition targets may be greater than expected; governmental legislation and regulations; local economic conditions; the demand for high deliverability natural gas storage capacity in the Northeast; the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels; Inergy’s ability to successfully implement its business plan for its natural gas storage facilities; labor relations; environmental claims; competition from the same and alternative energy sources; operating hazards and other risks incidental to transporting, storing and distributing propane; energy efficiency and technology trends; interest rates; the price and availability of debt and equity financing; and large customer defaults.

Inergy and Holdings caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Inergy’s and Holdings’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Inergy, Holdings, the proposed transaction or other matters and attributable to Inergy or Holdings or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Inergy nor Holdings undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.